TRANSAMERICA® Asset Management, Inc.	Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202 (720) 482-8991

April 27, 2016

VIA EDGAR CORRESPONDENCE

Mr. Min S. Oh

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”)
(File Nos. 033-00507; 811-04419)

Dear Mr. Oh:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Post-Effective Amendment to the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended (the “Amendment”), on Form N-1A (Accession Number: 0001193125-16-461854) with the Securities and Exchange Commission (the “Commission”) on February 12, 2016, relating to Transamerica Aegon Government Money Market VP, Transamerica Janus Mid-Cap Growth VP, Transamerica Managed Risk – Balanced ETF VP, Transamerica Managed Risk – Conservative ETF VP, Transamerica Managed Risk – Growth ETF VP, Transamerica QS Investors Active Asset Allocation – Conservative VP, Transamerica QS Investors Active Asset Allocation – Moderate Growth VP, Transamerica QS Investors Active Asset Allocation – Moderate VP (each, a “Portfolio” and collectively, the “Portfolios”), each a series of the Registrant. The Staff’s comments were conveyed to the Registrant via telephone on March 28, 2016.

The Staff noted that all comments to the Portfolios’ summary section, as noted below, also apply to the disclosure with respect to the section entitled “More on Each Portfolio’s Strategies and Investments,” as well as “More on the Risks of Investing in Each Portfolio,” as applicable.

Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

Transamerica Aegon Government Money Market VP

1.	Principal Risks: Please consider combining the third paragraph with the first paragraph consistent with the Instruction to Form N-1A Item 4(b).

Response: The Registrant believes the current disclosure is consistent with Item 4(b) of Form N-1A, and therefore respectfully declines to take this comment.

2.	Performance: Please consider adding the following disclosure to be consistent with Form N-1A:

“Prior to May 1, 2016, the portfolio operated as a “prime” money market portfolio and invested in certain types of securities that the portfolio is no longer permitted to hold. Consequently, the performance information below might have been different if the current investment limitations had been in effect prior to the conversion to a government money market portfolio.”

Response: The Registrant has made revisions consistent with the Staff’s comment.

Transamerica Janus Mid-Cap Growth VP

3.	Principal Risks: The Staff notes the disclosure related to the sub-adviser’s use of Exchange-Traded Funds (ETFs). Please consider adding “ETFs Risk” as a principal investment risk of the Portfolio.

Response: The Registrant has made revisions consistent with the Staff’s comment.

Transamerica Managed Risk ETF Portfolios

4.	Principal Risks: Please confirm if the Portfolios may have a portfolio turnover rate that is higher than a comparable portfolio. If so, please consider adding related disclosure to the Portfolios’ Principal Risks sections.

Response: The Registrant believes the portfolio turnover rate of each of these Portfolios will generally be in line with comparable portfolios. The Registrant believes the current risk disclosure is sufficient.

General Prospectus Comments

5.	Principal Risks: Please consider consolidating the Manager Risk and the Portfolio Management Risk disclosure to be a single risk.

Response: The Registrant has made revisions consistent with the Staff’s comment.

6.	Performance: Please consider deleting the following disclosure or provide the basis for such disclosure:

“Absent any limitation of the portfolio’s expenses, total returns would be lower.”

Response: The Registrant believes that the disclosure is accurate, and therefore respectfully declines to take this comment.

7.	Management: Please consider identifying the entity that employs each of the portfolio managers.

Response: The Registrant notes that this information currently appears in the “Shareholder Information - Portfolio Manager(s)” section of the Prospectus.

8.	Principal Risks: With respect to the three Transamerica Managed Risk ETF Portfolios and the three Transamerica QS Investors Active Asset Allocation Portfolios, please consider adding disclosure specifying that the principal risks are those of the funds or the underlying portfolios, as applicable.

Response: The Registrant has added certain clarifying disclosure to the “Principal Risks” section in response to the Staff’s comment.

9.	More on Principal Risks: Please confirm with the Staff that this section only describes principal risks. If so, please make sure that each principal risk appears in one or more summary prospectuses. Alternatively, if non-principal risks are included, describe them as such and put them in a separate section.

Response: The Registrant so confirms. The Registrant notes certain of the noted risk factors relate to other series of the Registrant which will be included in the combined prospectus in the Rule 485(b) filing.

10.	Shareholder Information: Please specify the date of the Registrant’s annual or semi-annual report in which a discussion regarding the Board of Trustees’ approval of the investment advisory agreement for the Registrant will be available.

Response: The Registrant has made revisions consistent with the Staff’s comment.

11.	Pricing of Shares - Additional Information: Please consider deleting the 3rd and 4th paragraphs or provide the basis for such disclosure.

Response: The disclosure in question should not have been included in the “Pricing of Shares” section of the Prospectus. The Registrant has moved the disclosure to the “Features and Policies” section of the Prospectus.

12.	Financial Highlights: Please consider revising the disclosure to clarify the fees and expenses reflected in the total returns.

Response: The Registrant believes the disclosure is sufficient, and therefore respectfully declines to take the Staff’s comment.

13.	List and Description of Underlying Portfolios: Please include disclosure for this section.

Response: The Registrant has made revisions consistent with the Staff’s comment.

Statement of Additional Information

14.	Board Members and Officers: Please only disclose current directorships consistent with Form N-1A.

Response: The Registrant has made revisions consistent with the Staff’s comment.

15.	Trustee Compensation: Please format the table consistent with the requirements of Form N-1A.

Response: The Registrant has made revisions consistent with the Staff’s comment.

16.	Further Information About the Trust and the Portfolios - Derivative and Direct Actions: Please provide the basis under Delaware or Federal Law for the disclosure in the 2nd and 4th paragraphs. Additionally, please confirm whether this new disclosure is intended to apply to both current and prospective shareholders. If it applies to current shareholders, please provide the basis under Delaware or Federal Law.

Response: The Registrant notes that it is organized as a Delaware statutory trust established under an Amended and Restated Declaration of Trust (the “Declaration”) dated as of December 10, 2015. The noted disclosure contained in the Statement of Additional Information is a summary of the relevant provisions of the Declaration. The Declaration was approved by the Board of Trustees of the Registrant. The Board of Trustees has the authority to amend the Declaration without the approval of shareholders, except in limited specified circumstances. Every shareholder, by virtue of purchasing shares and becoming a shareholder, agrees to be bound by the terms of the Declaration. The Registrant believes that the provisions related to derivative and direct actions as set forth in the Declaration are permitted under the Delaware Statutory Trust Act. The Registrant also believes that these provisions protect and benefit shareholders and are consistent with the Federal Securities Laws. In this regard, it is noted that the Declaration provides that “[n]o provision of this Declaration shall be effective to require a waiver of compliance with any provision of, or restrict any Shareholder right of action expressly granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, or of any valid rule, regulation or order of the Commission thereunder.”

17.	Appendix B: Please add portfolio manager information for all applicable portfolios.

Response: The Registrant has made revisions consistent with the Staff’s comment.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (720) 482-8991 with any questions.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel,
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.